SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2005
TEEKAY LNG PARTNERS L.P.
(Translation of registrant’s name into English)
TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212
Nassau, Commonwealth of the Bahamas
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1 —	Information Contained in this Form 6-K Report
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP.
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 2, 2005

TEEKAY LNG PARTNERS L.P.
By:	/s/ Peter Evensen
	Name:	Peter Evensen
	Title:	Chief Executive Officer

TEEKAY LNG PARTNERS L.P. TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
EARNINGS RELEASE
TEEKAY LNG REPORTS THIRD QUARTER RESULTS
AND ANNOUNCES ACQUISITION
Highlights
•	Declared a cash distribution of $12.8 million, or $0.4125 per unit

•	Generated $13.7 million in distributable cash flow

•	Entered into agreement to acquire three Suezmax tankers with long-term charters for $180 million
Nassau, The Bahamas, November 2, 2005 — Teekay LNG Partners L.P. (Teekay LNG or the Partnership) today reported net income of $8.9 million for the three months ended September 30, 2005, compared to a net loss of $11.5 million for the three months ended September 30, 2004. The results for the third quarter of 2005 include a $1.3 million foreign currency exchange gain relating primarily to long-term debt denominated in Euros, compared to a foreign currency exchange loss of $10.1 million for the third quarter of 2004 relating primarily to the same Euro-denominated debt. Nearly all of Teekay LNG’s foreign currency exchange gains and losses are unrealized.
During the three months ended September 30 2005, the Partnership generated $13.7 million of distributable cash flow.(1) Teekay GP LLC, the general partner of Teekay LNG, has declared a cash distribution of $0.4125 per unit for the third quarter of 2005, representing a total cash distribution of $12.8 million. The cash distribution is payable on November 14, 2005 to all unitholders of record on November 9, 2005.
Net income for the nine months ended September 30, 2005 was $66.8 million, compared to a net loss of $8.2 million for the same period last year. The results for the nine months ended September 30, 2005 include a foreign currency exchange gain of $76.6 million relating primarily to the Partnership’s Euro-denominated, long-term debt and a $15.3 million loss relating to the write-down of capitalized loan costs and the termination of interest rate swaps incurred prior to the Partnership’s initial public offering (IPO) on May 10, 2005. The results for the nine months ended September 30, 2004 include an $11.9 million loss on the sale of certain non-operating assets, a $4.0 million unrealized gain on interest rate swaps and a foreign currency exchange loss of $2.1 million relating primarily to the Euro-denominated debt. Financial results for periods prior to the IPO are attributable primarily to Teekay Shipping Spain S.L., which was contributed to the Partnership by its parent company, Teekay Shipping Corporation (Teekay), in connection with the IPO.
The Partnership’s Euro-denominated revenues currently approximate its Euro-denominated expenses and debt service costs. As a result, the Partnership currently is not exposed materially to foreign currency fluctuations. However, for accounting purposes the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency exchange gains or losses in the income statement.
Proposed Acquisition of Three Suezmax Tankers
Consistent with its strategy of acquiring vessels on long-term contracts, Teekay LNG has agreed to purchase from Teekay three double-hulled Suezmax class crude oil tankers and related long-term, fixed-rate time charters for an aggregate price of $180 million. These vessels, the African Spirit, Asian Spirit and European Spirit, are similar in size to the Partnership’s five existing crude oil tankers. The vessels have an average age of two years and are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Each time charter has a remaining scheduled term of approximately 10 years, subject to termination and vessel sale and purchase rights. In addition, ConocoPhillips has the option to extend the charters for up to an additional six years. The independent conflicts committee of the board of directors of Teekay LNG’s general partner has approved the terms of this transaction between Teekay LNG and Teekay.
(1) Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see the appendix for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
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The Partnership believes that this transaction will be accretive to its net income and earnings before interest, taxes, depreciation and amortization (or EBITDA), and intends to finance the acquisition with the net proceeds of a proposed public offering of its common units, together with borrowings under its revolving credit facility, cash balances or both. The Partnership has filed a registration statement with the U.S. Securities and Exchange Commission for the public offering and the acquisition of the vessels will take place upon completion of the offering.
Teekay LNG’s Fleet
During the third quarter of 2005, the Partnership took delivery of the Toledo Spirit (newbuilding Suezmax tanker), which commenced service in August under a 20-year fixed-rate charter contract.
The following table summarizes Teekay LNG’s fleet as of September 30, 2005:

	Number of Vessels
	Delivered Vessels	Committed Vessels(1)		Total
LNG Carrier Fleet	4	3	(2)	7
Suezmax Tanker Fleet (3)	5	—		5

Total	9	3		12

(1)	Excludes Teekay’s interest in six LNG newbuilding carriers relating to the RasGas 3 and Tangguh LNG projects that have awarded to Teekay and that Teekay LNG will have the right to acquire as described below.

(2)	Represents the 70% interest in three LNG newbuilding carriers relating to the RasGas II LNG project that Teekay LNG has agreed to acquire from Teekay, as described below.

(3)	Excludes the three Suezmax tankers that Teekay LNG has agreed to acquire from Teekay after September 30, 2005.
Future LNG Projects
RasGas II
Teekay LNG has agreed to acquire from Teekay its 70% interest in three 151,700 cubic meter LNG newbuilding carriers that are scheduled to deliver during the fourth quarter of 2006 and the first half of 2007. Upon their delivery, the vessels will provide transportation services under 20-year, fixed-rate time charters, with inflation adjustments, to Ras Laffan Liquefied Natural Gas Co. Limited (II) (RasGas II), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The estimated purchase price for Teekay’s 70% interest in the vessels and time charters is $92.8 million, plus the assumption of approximately $327.6 million of long-term debt. In July 2005, Qatar Gas Transport Company Ltd. (Nakilat) (QGTC) exercised its right to acquire the remaining 30% interest in the project.
Teekay anticipates that it will complete lease arrangements to finance the three RasGas II LNG newbuilding carriers. These lease arrangements would increase Teekay LNG’s financial returns from the RasGas II LNG project by reducing its equity contribution required for the three vessels by approximately $40 million from the current estimate of $92.8 million, while only reducing the annual EBITDA attributable to the project by approximately 3%.
RasGas 3
In August 2005, Teekay announced that it had been awarded contracts to charter four 217,000 cubic meter LNG newbuilding carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. Upon their deliveries scheduled during the first half of 2008, the vessels will provide transportation services to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years, with options exercisable by RasGas 3 to extend up to a total of 35 years.
In accordance with existing agreements, Teekay is required to offer to Teekay LNG its 40% interest in these vessels and related charter contracts no later than 180 days before the scheduled deliveries of the vessels. QGTC will own the remaining 60% interest.
Tangguh
In July 2005, Teekay announced that it had been awarded contracts to charter two 155,000 cubic meter LNG newbuilding carriers to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia. Upon their deliveries scheduled for late 2008 and early 2009, the vessels will provide transportation services at fixed rates, with inflation adjustments, for a period of 20 years.
In accordance with existing agreements, Teekay is required to offer to Teekay LNG its 70% interest in these vessels and related charter contracts no later than 180 days before the scheduled deliveries of the vessels. BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk, will own the remaining 30% interest.
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About Teekay LNG Partners L.P.
Teekay LNG Partners L.P. is a Marshall Islands partnership recently formed by Teekay Shipping Corporation as part of its strategy to expand its operations in the liquefied natural gas (LNG) shipping sector. Teekay LNG Partners L.P. provides LNG and crude oil marine transportation services under long-term, fixed-rate time charter contracts with major energy and utility companies through its fleet of seven LNG carriers and five Suezmax class crude oil tankers. Three of the seven LNG carriers are newbuildings scheduled for delivery in late 2006 and early 2007. Teekay LNG Partners L.P. has agreed to acquire from Teekay Shipping Corporation an additional three Suezmax tankers and related long-term, fixed-rate time charters.
Teekay LNG Partner’s common units trade on the New York Stock Exchange under the symbol “TGP”.
Earnings Conference Call
The Partnership plans to host a conference call at 1:00 p.m. EST (10:00 a.m. PST) on November 3, 2005, to discuss the Partnership’s results and the outlook for its business activities. All unitholders and interested parties are invited to listen to the live conference call and view the Partnership’s earnings presentation through the Partnership’s Web site at www.teekaylng.com. The Partnership currently plans to make available a recording of the call until November 10, 2005 by dialing (719) 457-0820, access code 7460794, or via the Partnership’s Web site until December 3, 2005.
For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 609-6442
For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-6433
Web site: www.teekaylng.com
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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS) (1)
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Nine Months Ended
	September 30, 2005	June 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	34,760	35,729	33,400	105,253	91,571

OPERATING EXPENSES
Voyage expenses	135	132	1,385	459	4,689
Vessel operating expenses	6,571	6,709	8,176	21,274	23,062
Depreciation and amortization	10,607	10,393	11,193	31,210	26,204
General and administrative	2,733	2,692	862	6,936	3,819
Gain on sale of vessels and equipment	—	(186)	—	(186)	—

	20,046	19,740	21,616	59,693	57,774

Income from vessel operations	14,714	15,989	11,784	45,560	33,797

OTHER ITEMS
Interest expense	(14,382)	(18,264)	(19,550)	(58,257)	(52,095)
Interest income	5,638	5,832	5,251	17,739	17,434
Income tax recovery (expense)	1,587	(2,332)	1,049	611	2,267
Foreign exchange gain (loss)	1,347	30,289	(10,102)	76,635	(2,067)
Loss from settlement of interest rate swaps	—	(7,820)	—	(7,820)	—
Write-off of capitalized loan costs	—	(7,462)	—	(7,462)	—
Other — net	—	(222)	58	(183)	(7,505)

	(5,810)	21	(23,294)	21,263	(41,966)

Net income (loss)	8,904	16,010	(11,510)	66,823	(8,169)

Limited partners’ units outstanding:
Weighted-average number of common units outstanding
- Basic and diluted (2)	15,638,072	12,679,429	8,734,572	12,375,979	8,734,572
Weighted-average number of subordinated units outstanding
- Basic and diluted (2)	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572
Weighted-average number of total units outstanding
- Basic and diluted	30,372,644	27,414,001	23,469,144	27,110,551	23,469,144

(1)	Teekay LNG was formed to own and operate the LNG and Suezmax crude oil marine transportation businesses conducted by Teekay Luxembourg S.a.r.l. (or Luxco) and its subsidiaries. Financial results for periods prior to May 10, 2005 (the date of Teekay LNG’s initial public offering) are attributable primarily to Luxco, which owns all of the outstanding shares of Teekay Shipping Spain S.L. In May 2005, Teekay contributed all of the issued and outstanding shares and notes receivable of Luxco to the Partnership in connection with the IPO.

(2)	For periods prior to May 10, 2005, amounts presented represent the number of units Teekay received in exchange for the net assets it contributed to the Partnership in connection with the IPO.

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at September 30, 2005	As at December 31, 2004
	(unaudited)
ASSETS
Cash and cash equivalents	59,934	156,410
Restricted cash — current	87,725	82,387
Other current assets	9,334	10,646
Restricted cash — long-term	302,397	352,725
Vessels and equipment	1,041,154	995,903
Advances on newbuilding contracts	175,920	49,165
Other assets	11,029	20,394
Intangible assets	171,476	178,457
Goodwill	39,279	39,279

Total Assets	1,898,248	1,885,366

LIABILITIES AND PARTNERS’ EQUITY/ (STOCKHOLDER’S DEFICIT)
Accounts payable and accrued liabilities	22,344	30,633
Current portion of long-term debt	91,110	110,055
Advances from affiliate	1,208	454,713
Long-term debt	907,551	1,278,119
Other long-term liabilities	14,701	134,848
Minority interest	175,920	—
Partners’ equity/(stockholder’s deficit)	685,414	(123,002)

Total Liabilities and Partners’ Equity/(Stockholder’s Deficit)	1,898,248	1,885,366

TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2005	2004
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	40,568	30,093

FINANCING ACTIVITIES
Net proceeds from long-term debt	45,307	44,923
Scheduled repayments of long-term debt	(12,730)	(22,089)
Prepayments of long-term debt	(388,307)	(20,575)
Proceeds from issuance of common units	141,327	—
Settlement of interest rate swaps	(143,295)	—
Net advances from affiliate	168,767	321,426
Cash distributions paid	(7,305)	—
Other	10,044	3,626

Net financing cash flow	(186,192)	327,311

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(84,120)	(46,953)
Purchase of Teekay Shipping Spain S.L.	—	(298,045)
Proceeds from sale of vessels and equipment	133,268	—
Other	—	6,423

Net investing cash flow	49,148	(338,575)

Increase (decrease) in cash and cash equivalents	(96,476)	18,829
Cash and cash equivalents, beginning of the period	156,410	21,328

Cash and cash equivalents, end of the period	59,934	40,157

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TEEKAY LNG PARTNERS L.P.
APPENDIX — RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Distributable Cash Flow
Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash interest expense, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income.

Three Months Ended
September 30, 2005
(unaudited)
Net Income	8,904
Add:
Depreciation and amortization	10,607
Non-cash interest expense	1,288
Less:
Estimated maintenance capital expenditure	4,137
Foreign exchange gain	1,347
Income tax recovery	1,587

Distributable Cash Flow	13,728

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects; the acquisition of three Suezmax tankers and related time charters from Teekay and their related financing and contribution to the Partnership’s operating results; the offers to the Partnership of Teekay’s interests in LNG projects; the timing of the commencement of the RasGas II, RasGas 3 and Tangguh LNG projects; the timing of LNG newbuilding deliveries; the expected cost of LNG newbuildings for the RasGas II project and related financing arrangements including the anticipated lease arrangement; and the Partnership’s exposure to foreign currency fluctuations, particularly in Euros. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of LNG, either generally or in particular regions; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; shipyard production delays; the Partnership’s ability to raise financing to purchase additional vessels, including the three Suezmax tankers from Teekay, or to pursue LNG projects; Teekay’s potential inability to complete lease arrangements for the three RasGas II vessels; required approvals by the conflicts committee of the board of directors of the Partnership’s general partner of any LNG projects offered to the Partnership by Teekay; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in the Registration Statement of Teekay LNG Partners L.P. on Form F-1 dated November 2, 2005. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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